Filed Pursuant to Rule 424(b)(2)

Registration No. 333-289203

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated August 27, 2026

Pricing Supplement dated                , 2026

(To Stock-Linked Underlying Supplement dated July 6, 2026,

Prospectus Supplement dated July 6, 2026, and Prospectus dated July 6, 2026)

Marex Group Limited

$                    Autocallable Buffered Notes Linked to the Common Stock of Advanced Micro Devices, Inc. due August 31, 2029

►	Callable annually in the first year and quarterly thereafter during the term of the Notes at the Principal Amount plus the applicable Call Premium on any Call Observation Date on or after September 13, 2027 if the Closing Price of the common stock of Advanced Micro Devices, Inc. (the “Reference Asset”) is at or above the applicable Call Threshold
►	The Call Premium Rate will be 19.10% per annum or 4.775% per quarter
►	If the Notes are not called, 2-to-1 downside exposure to any decrease in the Reference Asset by more than 50%, with up to 100% of the principal at risk
►	Term: Approximately 3 years, if not called
►	All payments on the Notes are subject to the credit risk of Marex Group Limited (“Marex”)

Application has been made for the Autocallable Buffered Notes (the “Notes”) offered hereunder to be admitted to listing and trading on the Vienna Multilateral Trading Facility (“Vienna MTF”) of the Vienna Stock Exchange. The Vienna MTF is not a regulated market as defined by Directive 2014/65/EU (as amended, “MiFID II”). It is, however, a multilateral trading facility (MTF) for purposes of MiFID II.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense.

Any offering of the Notes will be made pursuant to Article 1(4) of Regulation (EU) 2017/1129 (as amended), including as it forms part of domestic law of the United Kingdom. Accordingly, no prospectus is required to be published in connection with such offering of the Notes in any member state of the European Economic Area (the "EEA") or the United Kingdom (the "UK"). See page ii of the accompanying prospectus supplement for further restrictions on offers and sales of the Notes in the EEA and the UK.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $930.00 and $980.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary—Estimated Initial Value” on page PS-3 and “Risk Factors” beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount (1)	Proceeds to Issuer
Per Note	$1,000.00
Total

(1) Marex Capital Markets Inc. (“MCMI”), an affiliate of ours, will act as the agent for the sale of the Notes. MCMI will purchase the Notes from us at an underwriting discount of up to $2.50 per $1,000 Principal Amount for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-13 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Marex Capital Markets

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “General” in this document.

Issuer:	Marex Group Limited

Principal Amount:	$1,000 per Note

Reference Asset:	The common stock of Advanced Micro Devices, Inc. (Bloomberg ticker: AMD) (the “AMD”).

Pricing Date:	August 28, 2026

Trade Date:	August 28, 2026

Original Issue Date:	September 2, 2026

Final Valuation Date:	August 28, 2029, subject to adjustment as described under “Additional Terms of the Notes―Valuation Dates” in the accompanying underlying supplement.

Maturity Date:	August 31, 2029, subject to adjustment as described under “Additional Terms of the Notes―Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.

Call Feature:

If the Closing Price of the Reference Asset is at or above the applicable Call Threshold on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment (the “Call Amount”), per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date, as specified in the table below.

If the Notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the Notes after such Call Payment Date. You will not receive any notice from us if the Notes are automatically called.

Call Premium:

The product of the Principal Amount multiplied by the applicable Call Premium Rate, as specified in the table below.

The Call Premium increases the longer the Notes are outstanding and will be based on the Call Premium Rate of 19.10% per annum or 4.775% per quarter.

Payment at Maturity:

If the Notes have not been previously called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

■ If the Reference Return is greater than or equal to the Buffer Percentage:

$1,000 + applicable Call Premium

■ If the Reference Return is less than the Buffer Percentage:

$1,000 + [$1,000 × (Reference Return + Buffer Amount) × Downside Leverage Factor].

In this case, you will lose 2.00% of the Principal Amount for each 1.00% decrease in the value of the Reference Asset beyond the Buffer Amount. Accordingly, you may lose up to 100% of the Principal Amount.

Buffer Amount:	50.00%

Buffer Percentage:	-50.00%

Buffer Value:	50% of the Initial Value

Downside Leverage Factor:	100/50, which equals 200%

Reference Return:	The quotient, expressed as a percentage, calculated as follows: Final Value – Initial Value Initial Value

Call Thresholds, Call Premium Rates, Call Amounts, Call Observation Dates and Call Payment Dates:	Call Thresholds	Call Premium Rates	Call Amounts (per $1,000 Principal Amount)	Call Observation Dates*	Call Payment Dates*
	100.00%	19.100%	$1,191.00	September 13, 2027	September 16, 2027
	100.00%	23.875%	$1,238.75	November 29, 2027	December 2, 2027
	100.00%	28.650%	$1,286.50	February 28, 2028	March 2, 2028
	100.00%	33.425%	$1,334.25	May 30, 2028	June 2, 2028
	100.00%	38.200%	$1,382.00	August 28, 2028	August 31, 2028
	100.00%	42.975%	$1,429.75	November 28, 2028	December 1, 2028
	100.00%	47.750%	$1,477.50	February 28, 2029	March 5, 2029
	100.00%	52.525%	$1,525.25	May 29, 2029	June 1, 2029
	50.00%	57.300%	$1,573.00	August 28, 2029 (the Final Valuation Date)	August 31, 2029 (the Maturity Date)

* Each subject to postponement as described under “Additional Terms of the Notes—Valuation Dates” and “Additional Terms of the Notes―Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.

Initial Value:	The Closing Price of the Reference Asset on the Pricing Date, subject to adjustment as described under “Additional Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.

Final Value:	The Closing Price of the Reference Asset on the Final Valuation Date.

CUSIP/ISIN:	56653C3E3 / US56653C3E31

Form of Notes:	Book-Entry

Listing:	Application has been made for the Notes to be admitted to listing and trading on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.

Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this document relates. See “Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”

Calculation Agent:	Marex Financial, one of our affiliates

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of Marex. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated July 6, 2026 (the “prospectus”), the prospectus supplement dated July 6, 2026 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated July 6, 2026 (the “underlying supplement”). If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or underlying supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-7 of this document, page S-1 of the prospectus supplement and page S-1 of the underlying supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “Marex”, “we”, “us” and “our” are to Marex Group Limited. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

🞂	The underlying supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295592/d157774d424b2.htm

🞂	The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295582/d135207d424b2.htm

🞂	The prospectus at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295577/d124247d424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying MCMI. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENTS ON THE NOTES

Call Feature

If the Closing Price of the Reference Asset is at or above the applicable Call Threshold on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date.

The Call Premium increases the longer the Notes are outstanding and will be based on the Call Premium Rate of 19.10% per annum or 4.775% per quarter.

If the Notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the Notes after such Call Payment Date. You will not receive any notice from us if the Notes are automatically called.

Payment at Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment determined as follows:

■ If the Reference Return is greater than or equal to the Buffer Percentage:

$1,000 + applicable Call Premium

■ If the Reference Return is less than the Buffer Percentage:

$1,000 + [$1,000 × (Reference Return + Buffer Amount) × Downside Leverage Factor].

In this case, you will lose 2.00% of the Principal Amount for each 1.00% decrease in the value of the Reference Asset by more than 50%. Accordingly, you may lose up to 100% of the Principal Amount.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

🞂	You are a retail investor outside the EEA and the UK or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

🞂	You are an investor with the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.

🞂	You have the necessary knowledge and/or experience with structured products and are prepared to accept the corresponding risks.

🞂	You believe that the Closing Price of the Reference Asset will be at or above the applicable Call Threshold on at least one of the Call Observation Dates.

🞂	You are willing to invest in the Notes based on the fact that your maximum potential return is limited to the applicable Call Premium payable on the Notes if the Notes are called.

🞂	You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

🞂	You are willing to make an investment that is exposed to the potential downside performance of the Reference Asset beyond the Buffer Amount on a leveraged basis if the Notes are not called.

🞂	You are willing to lose up to 100% of the Principal Amount.

🞂	You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Closing Price of the Reference Asset is at or above the applicable Call Threshold, or you are otherwise willing to hold the Notes to maturity.

🞂	You are willing to forgo periodic interest payments on the Notes, and the dividends or other distributions paid on the Reference Asset.

🞂	You do not seek an investment for which there will be an active secondary market.

🞂	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by Marex or another issuer with a similar credit rating.

🞂	You are comfortable with the creditworthiness of Marex, as Issuer of the Notes.

The Notes may not be suitable for you if:

🞂	You are a retail investor in the EEA or the UK (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

🞂	You are an investor without the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.

🞂	You do not have the necessary knowledge and/or experience with structured products and are not prepared to accept the corresponding risks.

🞂	You believe that the Closing Price of the Reference Asset will be below the applicable Call Threshold on each Call Observation Date, including the Final Valuation Date.

🞂	You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to the applicable Call Premium payable on the Notes if the Notes are called.

🞂	You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

🞂	You are unwilling to make an investment that is exposed to the potential downside performance of the Reference Asset beyond the Buffer Amount on a leveraged basis if the Notes are not called

🞂	You seek an investment that provides full return of principal at maturity.

🞂	You are unable or unwilling to hold the Notes that will be automatically called on any Call Observation Date on which the Closing Price of the Reference Asset is at or above the applicable Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

🞂	You prefer to receive periodic interest payments on the Notes, or the dividends or other distributions paid on the Reference Asset.

🞂	You seek an investment for which there will be an active secondary market.

🞂	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by Marex or another issuer with a similar credit rating.

🞂	You are not willing or are unable to assume the credit risk associated with Marex, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and underlying supplement. In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

🞂	“—Risks Related to Note Issuances” in the prospectus supplement; and

🞂	“—General risks related to a Reference Stock” in the underlying supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

If the Notes are not called, you will lose some or all of the principal at maturity.

If the Notes are not called, you will be exposed to any decrease in the Final Value from the Initial Value beyond the Buffer Amount on a 2:1 basis. Accordingly, if the Notes are not called, your Payment at Maturity will be less than the Principal Amount of your Notes, and you will lose some or all (up to 100%) of your investment at maturity.

Your return on the Notes is limited to the Principal Amount plus the applicable Call Premium, regardless of any appreciation in the value of the Reference Asset.

The payment on the Notes on any Call Payment Date, including the Maturity Date, will not exceed the Principal Amount plus the applicable Call Premium, and any positive return you receive on the Notes will be limited to the applicable Call Premium Rate. If the Notes are called, you will not participate in any appreciation of the Reference Asset. Therefore, if the appreciation of the Reference Asset exceeds the applicable Call Premium Rate, the Notes will underperform an investment in securities linked to the Reference Asset providing full participation in the appreciation. Accordingly, the return on the Notes may be significantly less than the return would be if you made an investment in securities directly linked to the positive performance of the Reference Asset.

The Notes are subject to reinvestment risk.

If the Notes are called early, the term of your investment in the Notes may be limited to a period that is shorter than the original term of the Notes and could be as little as approximately 54 weeks. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

The amount payable on the Notes is not linked to the value of the Reference Asset at any time other than the Call Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Closing Price of the Reference Asset on Call Observation Dates, including the Final Valuation Date, each subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Reference Asset is greater than or equal to the applicable Call Threshold during the term of the Notes other than on a Call Observation Date but then decreases on a Call Observation Date to a value that is less than the applicable Call Threshold, the Notes will not be called and the applicable Call Premium will not be payable on the relevant Call Payment Date, and the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual value of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than its value on the Call Observation Dates, whether a Call Premium will be payable and the Payment at Maturity will be based solely on the Closing Price of the Reference Asset on the applicable Call Observation Dates.

The Notes do not pay interest.

You will not receive any interest payments on the Notes. Even if the amount payable on the Notes at maturity or upon an automatic call exceeds the Principal Amount of the Notes, the overall return you earn on the Notes may be less than you would otherwise have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Risks Relating to the Reference Asset

The Notes will be subject to single stock risk.

The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

There will be limited anti-dilution protection.

For certain events affecting shares of the Reference Asset, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect any payments on the Notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of the Reference Asset. If an event occurs that does not require the calculation agent to adjust the price of the Reference Asset, the market value of the Notes and the amount due on the Notes may be materially and adversely affected.

General Risk Factors

The Notes are subject to our credit risk.

Marex may partially or wholly fail to meet their obligations under the Notes. Investors should therefore take the creditworthiness of Marex and its subsidiaries into account in their investment decision. Credit risk means the risk of insolvency or illiquidity of an issuer, i.e. a potential, temporary or final inability to fulfil their interest and repayment obligations on time. An increased insolvency risk is typical of issuers that have a low creditworthiness. The payment of any amount due on the Notes is subject to the credit risk of Marex. The Notes are senior unsecured debt obligations of Marex, and are not, either directly or indirectly, an obligation of any third party. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to the credit risk of Marex and to changes in the market’s view of its creditworthiness.

The Notes are not bank deposits and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation, the UK Financial Services Compensation Scheme or any other government or governmental or private agency or deposit protection scheme in any jurisdiction. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to Marex’s credit risk and to changes in the market’s view of Marex’s creditworthiness. The payment of any amount due on the Notes is not guaranteed by any entity.

The Notes are not insured against loss by any third parties; you can depend only on our earnings and assets for any payments on the Notes.

The Notes will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates’ internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which MCMI may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the Reference Asset.

As a holder of the Notes, you will not have any ownership interest in the Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on the Reference Asset, the Notes may underperform an investment in the Reference Asset.

The Notes lack liquidity.

The Notes are a new issue of securities for which there is no established market. Although we will apply for the Notes to be listed for trading on the Vienna MTF, we cannot provide you with any assurance regarding whether the Notes will become or remain listed or whether a trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Notes to sell their Notes or the price at which holders may be able to sell their Notes. The listing application will be subject to approval by the Vienna Stock Exchange. There can be no assurance that application for listing and admission to trading will be granted or that an active trading market in the Notes will develop. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the Notes at any time. In addition, MCMI is not required to offer to purchase the Notes in the secondary market. Even if a secondary market were to develop, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MCMI is willing to buy the Notes.

Potential conflicts of interest may exist.

Marex and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. Following the occurrence of certain events – relating to the Issuer, the Issuer's hedging arrangements, the Reference Asset, taxation, the relevant currency or other matters – outside of the Issuer's control, the calculation agent may determine in its discretion to take one of the actions available to it in order to deal with the impact of such event on the Notes or the Issuer or both. These actions may include (i) adjustment to the terms and conditions of the Notes, (ii) substitution of the Reference Asset and/or (iii) early redemption or exercise of the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. Any such discretionary determination by the Issuer or the calculation agent could have a negative impact on the value of the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might adversely affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value of the Reference Asset relative to the Initial Value. We cannot predict the Closing Price of the Reference Asset on any Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and examples below illustrate the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Reference Asset from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described below assume that the Notes have not been automatically called prior to maturity and are held to maturity. The following table and examples assume the following:

Principal Amount:	$1,000
Call Premium at Maturity:	$573.00 (57.30% of the Principal Amount)
Hypothetical Initial Value:	$100.00
Hypothetical Buffer Value:	$50.00 (50.00% of the Initial Value)
Hypothetical Call Threshold for Maturity:	$50.00 (50.00% of the Initial Value)
Downside Leverage Factor:	100/50, which equal 200.00%
Buffer Percentage:	-50.00%
Buffer Amount:	50.00%

Hypothetical Final Value of the Reference Asset	Hypothetical Reference Return of the Reference Asset	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$200.00	100.00%	$1,573.00(1)	57.30%
$175.00	75.00%	$1,573.00	57.30%
$150.00	50.00%	$1,573.00	57.30%
$125.00	25.00%	$1,573.00	57.30%
$100.00(2)	0.00%	$1,573.00	57.30%
$90.00	-10.00%	$1,573.00	57.30%
$80.00	-20.00%	$1,573.00	57.30%
$70.00	-30.00%	$1,573.00	57.30%
$60.00	-40.00%	$1,573.00	57.30%
$50.00(3)	-50.00%(4)	$1,573.00	57.30%
$49.90	-50.10%	$998.00	-0.20%
$40.00	-60.00%	$800.00	-20.00%
$25.00	-75.00%	$500.00	-50.00%
$10.00	-90.00%	$200.00	-80.00%
$0.00	-100.00%	$0.00	-100.00%

(1)	The Payment at Maturity will not exceed the Principal Amount plus the applicable Call Premium.

(2)	The hypothetical Initial Value of $100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Initial Value of the Reference Asset.

(3)	This is the hypothetical Buffer Value and the hypothetical Call Threshold for the Final Valuation Date.

(4)	This is the Buffer Percentage.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes assuming that the Notes have not been automatically called prior to maturity and are held to maturity.

Example 1: The Reference Return Is 50.00%.

Because the Final Value is greater than or equal to the applicable Call Threshold, the Payment at Maturity would be $1,573.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + applicable Call Premium

= $1,000 + ($1,000 × 57.30%)

= $1,573.00

Example 1 shows that the Payment at Maturity will be fixed at the Principal Amount plus the applicable Call Premium when the Final Value is at or above the applicable Call Threshold, regardless of the extent to which the value of the Reference Asset increases.

Example 2: The Reference Return Is -20.00%.

Because the Final Value is greater than or equal to the applicable Call Threshold, the Payment at Maturity would be $1,573.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + applicable Call Premium

= $1,000 + ($1,000 × 57.30%)

= $1,573.00

Example 2 shows that the Payment at Maturity will be fixed at the Principal Amount plus the applicable Call Premium when the Final Value is at or above the applicable Call Threshold, resulting in a return on the Notes greater than the Reference Return.

Example 3: The Reference Return Is -75.00%.

Because the Final Value is less than the applicable Call Threshold, the Payment at Maturity would be $500.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + Buffer Amount) × Downside Leverage Factor]

= $1,000 + [$1,000 × (-75.00% + 50.00%) × 100/50]

= $500.00

Example 3 shows that you are exposed on a 2-to-1 basis to any decrease in the value of the Reference Asset by more than the Buffer Amount. You may lose up to 100% of your Principal Amount at maturity.

These examples illustrate that you will not participate in any appreciation of the Reference Asset, but will be exposed to any decrease in the Reference Asset beyond the Buffer Amount on a leveraged basis if the Notes are not called.

DESCRIPTION OF THE REFERENCE ASSET

Description of the AMD

Advanced Micro Devices, Inc. is a semiconductor company. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-07882, or its CIK Code: 0000002488. Its common stock is listed on the Nasdaq Global Select Market under the ticker symbol “AMD.”

Historical Performance of the AMD

The following graph sets forth the historical performance of the AMD based on the daily historical closing prices from August 26, 2021 through August 26, 2026. We obtained the closing prices below from Bloomberg L.P. (“Bloomberg”). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the AMD should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the AMD on any Call Observation Date, including the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed MCMI, an affiliate of Marex, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, MCMI will purchase the Notes from Marex at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI proposes to offer the Notes at the price to public set forth on the cover page of this document. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers.

An affiliate of Marex has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the Notes to you.

In addition, MCMI or another of our affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of each holder’s investment in the Notes are uncertain. There are no Treasury Regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. By purchasing the Notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each Note as a pre-paid executory contract for U.S. federal income tax purposes. In the opinion of our counsel, Mayer Brown LLP, it would generally be reasonable to treat the Notes as pre-paid executory contracts in respect of the Reference Asset for U.S. federal income tax purposes.

In addition, a U.S. Holder should generally recognize capital gain or loss upon redemption, sale or maturity or other taxable disposition of such holder’s Notes in an amount equal to the difference between the amount realized at such time and such holder’s tax basis in such Notes. In general, a U.S. Holder’s tax basis in the Notes will equal the holder’s cost for the Notes. Such gain or loss should generally be long-term capital gain or loss if a U.S. Holder has held the Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding this risk.

The U.S. federal income tax consequences of a U.S. Holder’s investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described above. Please see the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations” and in particular the discussion under "U.S. Federal Income Tax Considerations —U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts” and the discussion in the accompanying prospectus under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”.

Non-U.S. Holders should review the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations — Non-U.S. Holders” for a discussion of the U.S. federal income tax consequences applicable to Non-U.S. Holders.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury Regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. We expect that the delta of the Notes will not be one, and therefore, we expect that Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or an applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ABOVE DESCRIBED CHARACTERIZATION OF THE NOTES AND ANY POSSIBLE ALTERNATIVE CHARACTERIZATIONS OF THE NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.